











NEWS

First Quarter Pre-Tax Profit Totals $1.4 Billion; Net Income $924 Million

@FordIR
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2015 FIRST QUARTER FINANCIAL RESULTS*

	Wholesales	Revenue	Automotive Operating Margin	Pre-Tax Results	Operating After-Tax Earnings Per Share	Automotive Operating-Related Cash Flow	Net Income
1Q 2015	**1,568K**	**$33.9B**	**3.6%**	**$1.4B**	**$0.23****	**$0.5B**	**$924M**
B/(W) 1Q 2014	(21)K	$(2.0)B	0.2pts	$24M	$(0.02)	$(0.7)B	$(65)M

HIGHLIGHTS

- Pre-tax profit of $1.4B, up $24M from last year
- 23rd consecutive profitable quarter
- After-tax earnings per share of 23 cents, excluding special items, down 2 cents compared with a year ago
- Net income of $924M, or 23 cents per share, down $65M or 1 cent compared with a year ago
- Automotive operating-related cash flow positive; cash and liquidity in line with targeted levels
- Wholesale volume and Company revenue down due to major product launches and the impact of the strong U.S. dollar on international revenue
- North America, Asia Pacific and Middle East & Africa profitable
- Three of 15 global new product launches complete; remainder on track
- Strong profit at Ford Credit
- Continued Lincoln growth in China
- Confirmed commitment to the Russian market
- Inaugurated assembly plant in Hangzhou, China and assembly and engine plants in Sanand, India
- Raised first quarter dividend by 20 percent to 15 cents per share
- Company reconfirms 2015 pre-tax profit guidance of $8.5B to $9.5B; improves North America operating margin guidance to 8.5-9.5 percent and revises South America profit guidance down in light of external environment

"The first quarter was a good start to a year in which our results will grow progressively stronger as the new products we have been launching start to pay off. We are re-confirming that 2015 will be a breakthrough year for Ford as we continue accelerating our One Ford plan, delivering product excellence and driving innovation in every part of the business in a way that benefits all of our stakeholders."

Mark Fields, Ford President and CEO

PRODUCT NEWS

Revealed Lincoln Continental Concept, a vision for Lincoln's new full-size sedan due out in 2016. The Continental will fulfill Lincoln's promise of four all-new vehicles in four years. Also revealed the all-new Lincoln MKX.

Unveiled new tough and smart Ford Ranger, which features a new look and cutting-edge technologies. The truck launches later this year in more than 180 markets worldwide.

FIGO ASPIRE

Revealed the new Figo, setting a new standard for compact cars in India and a sub-four-meter sedan, launching later this year.

Unveiled the all-new GT, an ultra-high-performance supercar that serves as a technology showcase for top EcoBoost® performance, aerodynamics and lightweight carbon fiber construction, due out in 2016. It joins the new Focus RS, F-150 Raptor, Shelby GT350 and Shelby GT350R in the growing Ford Performance lineup.

For news releases, related materials and high-resolution photos and video, visit www.media.ford.com.
Follow us: www.facebook.com/ford, www.twitter.com/ford or www.youtube.com/fordvideo1.

Ford Motor Company 1Q April 28, 2015 1

AUTOMOTIVE RESULTS



		Wholesales	Revenue	Operating Margin	Pre-Tax Results
1Q 2015		**1,568K**	**$31.8B**	**3.6%**	**$936M**
B/(W) 1Q 2014		(21)K	$(2.1)B	0.2 pts	$17M

North America

Ford expects North America to have a very strong year in 2015, with substantial top-line growth, higher pre-tax profit, and an improved operating margin. In the quarter, the launch of the F-150 and Edge drove lower market share and lower dealer stock increases. As a result, wholesale volume was down 2 percent from a year ago which drove the pre-tax profit lower than 2014. In addition to volume, revenue was also adversely impacted by the effect of the strong U.S. dollar on Canada and Mexico, although these factors were offset largely by higher net pricing and favorable mix.

	Wholesales	Revenue	Operating Margin	Pre-Tax Results
1Q 2015	**678K**	**$20.0B**	**6.7%**	**$1,340M**
B/(W) 1Q 2014	(39)K	$(0.4)B	(0.6) pts	$(160)M

South America

Ford's strategy of replacing legacy products with One Ford products is bearing fruit. In first quarter, the new Ka improved our market share in the region 1.1 percentage points. In Brazil, EcoSport and Fusion continue to lead their segments, and this quarter Ford led the light and semi-light truck segments. Wholesale volume in the quarter, however, was down 3 percent due to lower industry sales. This, along with weaker currencies and adverse mix, resulted in a 20 percent decline in revenue. Pre-tax results improved from a year ago reflecting primarily the non-repeat of last year's unfavorable balance sheet exchange effects of $310 million in Venezuela. The effect of lower industry sales was offset by market share growth.

	Wholesales	Revenue	Operating Margin	Pre-Tax Results
1Q 2015	**101K**	**$1.5B**	**(12.5)%**	**$(189)M**
B/(W) 1Q 2014	(3)K	$(0.4)B	14.5 pts	$321M

Europe

Ford continued its European transformation plan focused on product, brand and cost. In the quarter, wholesale volume improved 2 percent compared with a year ago as a result of higher Europe 20 industry sales and higher market share, but these factors were offset partially by the non-repeat of last year's dealer stock increase. The stronger U.S. dollar explains the lower revenue. Pre-tax results were about the same as 2014. Higher industry, share, and favorable mix were offset by the non-repeat of last year's stock increase. In total, costs were about flat, including the impact of lower discount rates on pension expense. During the quarter, Ford confirmed its commitment to the Russian market.

	Wholesales	Revenue	Operating Margin	Pre-Tax Results
1Q 2015	**376K**	**$6.9B**	**(2.7)%**	**$(185)M**
B/(W) 1Q 2014	9K	$(0.9)B	(0.2)pts	$9M

Middle East & Africa

Ford is focused on building distribution capabilities, expanding One Ford product offerings tailored to the needs of the region and leveraging global low-cost sourcing hubs. Ford's pre-tax profit in the Middle East & Africa was up compared with a year ago due to favorable exchange. Wholesale volume and revenue declined 8 percent from a year ago. Lower volume was a result of unfavorable changes in dealer stocks, while revenue reflects lower volume, as well as the impact of the stronger U.S. dollar. Ford's pre-tax profit in the Middle East & Africa increased compared with a year ago due to favorable exchange.

	Wholesales	Revenue	Operating Margin	Pre-Tax Results
1Q 2015	**47K**	**$1.1B**	**7.5%**	**$79M**
B/(W) 1Q 2014	(4)K	$(0.1)B	2.8 pts	$25M

Asia Pacific

Ford expects 2015 to be a strong year, with results improving substantially in the second half, as compared to the first half, due to added capacity and several new product launches starting in the middle of the year. In the quarter, wholesale volume increased 5 percent from a year ago, explained by a favorable change in dealer stocks, including recovery of dealer stocks to targeted levels. Revenue, which excludes Ford's China joint ventures, declined 14 percent, reflecting lower volume and weaker currencies. Pre-tax profit declined primarily due to higher structural costs in support of the new products and capacity.

	Wholesales	Revenue	Operating Margin	Pre-Tax Results
1Q 2015	**366K**	**$2.3B**	**4.5%**	**$103M**
B/(W) 1Q 2014	16K	$(0.3)B	(6.6) pts	$(188)M

FINANCIAL SERVICES RESULTS

	Ford Credit Pre-Tax Results	Other Pre-Tax Results	Total Pre-Tax Results
1Q 2015	**$483M**	**$(14)M**	**$469M**
B/(W) 1Q 2014	$(16)M	$23M	$7M

Ford Credit

Ford Motor Credit Company's strong pre-tax profit of $483 million was largely unchanged from a year ago. Ford Credit saw first quarter increases in all financing products in all geographic segments. Ford Credit continued to demonstrate solid growth supporting Ford. Origination practices continue to be consistent, and costs remain well controlled and in line with expectations.



"We reached exciting milestones in the first quarter including our continued expansion in Asia Pacific with new dealerships and plants. As we continue our product launches and grow capacity this year, we expect to see stronger results as the year progresses."

Bob Shanks,
Executive Vice President and CFO

RISK FACTORS

Statements included or incorporated by reference herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation:

- Decline in industry sales volume, particularly in the United States, Europe, or China due to financial crisis, recession, geopolitical events, or other factors;
- Decline in Ford's market share or failure to achieve growth;
- Lower-than-anticipated market acceptance of Ford's new or existing products;
- Market shift away from sales of larger, more profitable vehicles beyond Ford's current planning assumption, particularly in the United States;
- An increase in or continued volatility of fuel prices, or reduced availability of fuel;
- Continued or increased price competition resulting from industry excess capacity, currency fluctuations, or other factors;
- Fluctuations in foreign currency exchange rates, commodity prices, and interest rates;
- Adverse effects resulting from economic, geopolitical, or other events;
- Economic distress of suppliers that may require Ford to provide substantial financial support or take other measures to ensure supplies of components or materials and could increase costs, affect liquidity, or cause production constraints or disruptions;
- Work stoppages at Ford or supplier facilities or other limitations on production (whether as a result of labor disputes, natural or man-made disasters, tight credit markets or other financial distress, production constraints or difficulties, or other factors);
- Single-source supply of components or materials;
- Labor or other constraints on Ford's ability to maintain competitive cost structure;
- Substantial pension and postretirement health care and life insurance liabilities impairing our liquidity or financial condition;
- Worse-than-assumed economic and demographic experience for postretirement benefit plans (e.g., discount rates or investment returns);
- Restriction on use of tax attributes from tax law "ownership change";
- The discovery of defects in vehicles resulting in delays in new model launches, recall campaigns, or increased warranty costs;
- Increased safety, emissions, fuel economy, or other regulations resulting in higher costs, cash expenditures, and / or sales restrictions;
- Unusual or significant litigation, governmental investigations, or adverse publicity arising out of alleged defects in products, perceived environmental impacts, or otherwise;
- A change in requirements under long-term supply arrangements committing Ford to purchase minimum or fixed quantities of certain parts, or to pay a minimum amount to the seller ("take-or-pay" contracts);
- Adverse effects on results from a decrease in or cessation or clawback of government incentives related to investments;
- Inherent limitations of internal controls impacting financial statements and safeguarding of assets;
- Cybersecurity risks to operational systems, security systems, or infrastructure owned by Ford, Ford Credit, or a third-party vendor or supplier;
- Failure of financial institutions to fulfill commitments under committed credit and liquidity facilities;
- Inability of Ford Credit to access debt, securitization, or derivative markets around the world at competitive rates or in sufficient amounts, due to credit rating downgrades, market volatility, market disruption, regulatory requirements, or other factors;
- Higher-than-expected credit losses, lower-than-anticipated residual values, or higher-than-expected return volumes for leased vehicles;
- Increased competition from banks, financial institutions, or other third parties seeking to increase their share of financing Ford vehicles; and
- New or increased credit, consumer, or data protection or other regulations resulting in higher costs and / or additional financing restrictions.

We cannot be certain that any expectation, forecast, or assumption made in preparing forward-looking statements will prove accurate, or that any projection will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events, or otherwise. For additional discussion, see "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2014, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

CONFERENCE CALL DETAILS

Ford Motor Company [NYSE:F] releases its 2015 first quarter financial results at 7:00 a.m. EDT today. The following briefings will be held after the announcement:

At 9:00 a.m. (EDT), Mark Fields, president and chief executive officer, and Bob Shanks, executive vice president and chief financial officer, will host a conference call to discuss Ford's 2015 first quarter results.

At 11:00 a.m. (EDT), Neil Schloss, vice president and treasurer; Stuart Rowley, vice president and controller, and Michael Seneski, chief financial officer, Ford Motor Credit Company, will host a conference call focusing on Ford Motor Credit Company's 2015 first quarter results.

The presentations (listen-only) and supporting materials will be available at www.shareholder.ford.com. Representatives of the investment community will have the opportunity to ask questions on both conference calls, as will representatives of the news media on the first call.

Access Information - Tuesday, April 28, 2015

Earnings Call: 9 a.m. EDT
Toll-Free: 1.800.706.7741
International: 1.617.614.3471
Earnings Passcode: Ford Earnings

Fixed Income: 11 a.m. EDT
Toll-Free: 1.888.339.2688
International: 1.617.847.3007
Fixed Income Passcode: Ford Fixed Income

REPLAYS
(Available after 12:00 p.m. EDT the day of the event through Wednesday, May 6, 2015)

www.shareholder.ford.com

Toll Free: 1.888.286.8010
International: 1.617.801.6888
Replay Passcodes:
Earnings: 79152163
Fixed Income: 48434588

About Ford Motor Company
Ford Motor Company, a global automotive industry leader based in Dearborn, Mich., manufactures or distributes automobiles across six continents. With about 194,000 employees and 66 plants worldwide, the company's automotive brands include Ford and Lincoln. The company provides financial services through Ford Motor Credit Company. For more information regarding Ford and its products worldwide, please visit www.corporate.ford.com.

Contact(s):	Media:	Equity Investment Community:	Fixed Income Investment Community:	Shareholder Inquiries:
	Whitney Eichinger 1.313.390.5565 weiching@ford.com	Erik Eliason 1.313.594.0613 fordir@ford.com	Steve Dahle 1.313.621.0881 fixedinc@ford.com	1.800.555.5259 or 1.313.845.8540 stockinf@ford.com

* The following applies to the information throughout this release:

- Pre-tax results **exclude special items** unless otherwise noted.
- See tables at the end of this release for the nature and amount of special items, and reconciliation of items designated as "excluding special items" to U.S. generally accepted accounting principles ("GAAP"). Also see the tables for reconciliation to GAAP of Automotive gross cash, operating-related cash flow and net interest.
- Discussion of overall Automotive cost changes is measured primarily at present-year exchange and excludes special items and discontinued operations; in addition, costs that vary directly with production volume, such as material, freight and warranty costs, are measured at present-year volume and mix.
- Wholesale unit sales and production volumes include Ford brand and Jiangling Motors Corporation ("JMC") brand vehicles produced and sold in China by our unconsolidated affiliates; revenue does not includes these sales. See materials supporting the April 28, 2015 conference calls at www.shareholder.ford.com for further discussion of wholesale unit volumes.
- Automotive operating margin is defined as Automotive pre-tax results, excluding special items and Other Automotive, divided by Automotive revenue.

** Excludes special items and "Income/(Loss) attributable to non-controlling interests." See tables at the end of this release for the nature and amount of these special items and reconciliation to GAAP.

2015 CALCULATION OF EARNINGS PER SHARE

	1Q	
	Net Income Attributable to Ford	After-Tax Operating Results Excluding Special Items*
Diluted After-Tax Results (Mils)	$ 924	$ 924
Basic and Diluted Shares (Mils)		
Basic shares (Average shares outstanding)	3,963	3,963
Net dilutive options and unvested RSUs	38	38
Diluted shares	4,001	4,001
EPS (Diluted)	$ 0.23	$ 0.23

* Excludes income / (Loss) attributable to non-controlling interests

2015 INCOME FROM CONTINUING OPERATIONS

	1Q		Memo: Full Year
	2014 (Mils)	2015 (Mils)	2014 (Mils)
Automotive			
North America	$ 1,500	$ 1,340	$ 6,898
South America	(510)	(189)	(1,162)
Europe	(194)	(185)	(1,062)
Middle East & Africa	54	79	(20)
Asia Pacific	291	103	589
Other Automotive	(222)	(212)	(755)
Total Automotive (excl. special items)	$ 919	$ 936	$ 4,488
Special items -- Automotive	(122)	-	(1,940)
Total Automotive	$ 797	$ 936	$ 2,548
Financial Services			
Ford Credit	$ 499	$ 483	$ 1,854
Other Financial Services	(37)	(14)	(60)
Total Financial Services	$ 462	$ 469	$ 1,794
Company			
Pre-tax results	$ 1,259	$ 1,405	$ 4,342
(Provision for) / Benefit from income taxes	(270)	(480)	(1,156)
Net income	$ 989	$ 925	$ 3,186
Less: Income / (Loss) attributable to non-controlling interests	-	1	(1)
Net income attributable to Ford	$ 989	$ 924	$ 3,187
Memo: Excluding special items			
Pre-tax results	$ 1,381	$ 1,405	$ 6,282
(Provision for) / Benefit from income taxes	(362)	(480)	(1,650)
Less: Income / (Loss) attributable to non-controlling interests	-	1	(1)
After-tax results	$ 1,019	$ 924	$ 4,633

2015 SPECIAL ITEMS

	1Q	
	2014	2015
	(Mils)	(Mils)
Personnel-Related Items		
Separation-related actions*	$ (122)	$ -
Tax Special Items	$ 92	$ -
Memo:		
Special items impact on earnings per share**	$ (0.01)	$ -

  * Primarily related to separation costs for personnel at the Genk and U.K. facilities
 ** Includes related tax effect on special items and tax special items

AUTOMOTIVE SECTOR NET INTEREST RECONCILIATION TO GAAP

	1Q	
	2014	2015
	(Mils)	(Mils)
Interest expense (GAAP)	$ (208)	$ (165)
Investment-related interest income (GAAP)	39	45
Interest income / (expense) on income taxes (GAAP)	26	(9)
Subtotal	$ (143)	$ (129)
Adjusted for items included / excluded from net interest		
Include: Gains / (Losses) on cash equiv. and marketable securities*	13	24
Include: Gains / (Losses) on extinguishment of debt	(5)	1
Other	(28)	(33)
Net Interest	$ (163)	$ (137)

  * Excludes mark-to-market adjustments of our investment in Mazda

AUTOMOTIVE SECTOR GROSS CASH RECONCILIATION TO GAAP

	Mar. 31, 2014 (Bils)	Dec. 31, 2014 (Bils)	Mar. 31, 2015 (Bils)
Cash and cash equivalents	$ 4.5	$ 4.6	$ 5.1
Marketable securities	20.7	17.1	14.4
Total cash and marketable securities (GAAP)	$ 25.2	$ 21.7	$ 19.5
Securities in transit*	-	-	-
Gross cash	$ 25.2	$ 21.7	$ 19.5

* The purchase or sale of marketable securities for which the cash settlement was not made by period end and the related payable or receivable remained on the balance sheet

AUTOMOTIVE SECTOR OPERATING-RELATED CASH FLOWS RECONCILIATION TO GAAP

	1Q 2014 (Bils)	1Q 2015 (Bils)	Memo: Full Year 2014 (Bils)
Net cash provided by / (used in) operating activities (GAAP)	$ 2.0	$ 1.0	$ 8.8
Items included in operating-related cash flows			
Capital spending	(1.5)	(1.8)	(7.4)
Proceeds from the exercise of stock options	0.1	0.1	0.2
Net cash flows from non-designated derivatives	-	0.1	0.2
Items not included in operating-related cash flows			
Separation payments	-	0.4	0.2
Funded pension contributions	0.5	0.8	1.5
Tax refunds and tax payments from affiliates	(0.2)	-	(0.2)
Other	0.3	(0.1)	0.3
Operating-related cash flows	$ 1.2	$ 0.5	$ 3.6